

Mail Stop 3720

September 18, 2017

Mr. Peiqing Tian
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
5th Floor, Building C Jin'an 610, No 610 Hengfeng Road
Jing'an District, Shanghai
PRC 200070

> **Re: Four Seasons Education (Cayman) Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 8, 2017**
> **CIK No. 0001709819**

Dear Mr. Tian:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 51

1.   We note your response to prior comment 3. In the penultimate paragraph on page 51 and in the last risk factor on page 31, please clarify your disclosure by discussing and quantifying the amounts you may currently loan to your PRC subsidiary and VIEs and their subsidiaries based upon statutory limits. Also disclose that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications